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                               April 23, 2021

       Alex Yamashita
       Chief Executive Officer
       Blue Safari Group Acquisition Corp
       Cheung Kong Center,
       58 Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Blue Safari Group
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 29,
2021
                                                            CIK 0001853084

       Dear Mr. Yamashita:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise your prospectus cover page to clarify that your ability to extend the time period for you to
complete your initial business combination is subject to your sponsor depositing additional
funds into the trust account. In addition, please clarify that investors will not have the
ability to vote on or redeem their shares in connection with any such extension.
 Alex Yamashita
Blue Safari Group Acquisition Corp
April 23, 2021
Page 2
The Offering, page 12

2. Please revise to discuss the representative shares that you have agreed to issue to Maxim
       Partners LLC and/or its designees upon the consummation of this offering, including any restrictions on transfer and waiver of rights and liquidating distributions agreed to by
       Maxim.
Risk Factors
After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States, page 49

3. We note you disclose here that it is possible that after your initial business combination, a majority of your directors and officers will reside outside of the United States. However, the description of your officers' and directors' experience on pages 114-115 indicates that a majority of your officers and directors currently reside outside of the United States. If this is the case, please revise this risk factor accordingly. Signatures, page 167

4. Please revise your signature page to include the signature of your authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                               Sincerely,
FirstName LastNameAlex Yamashita
                                                               Division of
Corporation Finance
Comapany NameBlue Safari Group Acquisition Corp
                                                               Office of Energy
& Transportation
April 23, 2021 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName